ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Three Months Ended March 31, 2019

ALAMOS GOLD INC.
For the Three Months Ended March 31, 2019

2019 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated April 30, 2019, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018 and unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019, and notes thereto. The financial statements have been prepared in accordance with the IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 34.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. The operating mines are: the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2019 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended March 31,
	2019	2018
Financial Results (in millions)
Operating revenues	$156.1	$173.1
Cost of sales (1)	$127.0	$144.7
Earnings from operations	$18.7	$18.5
Net earnings	$16.8	$0.6
Adjusted net earnings (2)	$10.3	$12.3
Cash provided by operations before working capital and cash taxes(2)	$61.7	$62.6
Cash provided by operating activities	$42.4	$58.8
Capital expenditures (sustaining) (2)	$16.1	$10.7
Capital expenditures (growth) (2)	$34.1	$36.6
Capital expenditures (capitalized exploration) (3)	$3.1	$4.2
Operating Results
Gold production (ounces)	125,300	128,900
Gold sales (ounces)	119,705	130,045
Per Ounce Data
Average realized gold price	$1,304	$1,331
Average spot gold price (London PM Fix)	$1,304	$1,329
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,061	$1,113
Total cash costs per ounce of gold sold (2)	$732	$789
All-in sustaining costs per ounce of gold sold (2)	$957	$935
Share Data
Earnings per share, basic	$0.04	$0.00
Adjusted earnings per share, basic (2)	$0.03	$0.03
Weighted average common shares outstanding (basic) (000’s)	389,735	389,254
Financial Position (in millions)
Cash and cash equivalents (4)	$180.6	$206.0

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

(4)	Comparative cash and cash equivalents balance as at December 31, 2018.

2019 Management’s Discussion and Analysis

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)
Young-Davidson	45,000	41,000
Mulatos	38,900	46,000
Island Gold	35,600	28,100
El Chanate (1)	5,800	13,800
Gold sales (ounces)
Young-Davidson	43,996	44,790
Mulatos	36,089	44,659
Island Gold	33,585	27,503
El Chanate (1)	6,035	13,093
Cost of sales (in millions)(2)
Young-Davidson	$56.9	$57.0
Mulatos	$33.8	$43.6
Island Gold	$28.6	$27.5
El Chanate	$7.7	$16.6
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,293	$1,273
Mulatos	$937	$976
Island Gold	$852	$1,000
El Chanate	$1,276	$1,268
Total cash costs per ounce of gold sold (3)
Young-Davidson	$839	$824
Mulatos	$743	$786
Island Gold	$497	$553
El Chanate	$1,193	$1,176
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,068	$994
Mulatos	$809	$842
Island Gold	$649	$633
El Chanate	$1,193	$1,191
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$22.3	$22.9
Mulatos(5)	$12.6	$7.2
Island Gold (6)	$12.4	$13.9
El Chanate	$—	$0.1
Other	$6.0	$7.4

(1)	El Chanate ceased mining activities in October 2018 and transitioned to residual leaching.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration at Mulatos of $nil for the three months ended March 31, 2019 ($1.1 million for the three months ended March 31, 2018).

(6)	Includes capitalized exploration at Island Gold of $3.1 million for the three months ended March 31, 2019 ($3.1 million for the three months ended March 31, 2018).

2019 Management’s Discussion and Analysis

2019 Highlights

First Quarter 2019

•
Reported 125,300 ounces of gold production, reflecting strong performances from each site, including record quarterly gold production of 35,600 ounces and record quarterly free cash flow[1] of $16.6 million from Island Gold

•	Produced the two millionth ounce of gold at Mulatos in March 2019, marking the end of the 5% royalty that has been paid since the start of production in 2005

•	Achieved underground mining rates of 6,500 tonnes per day at Young-Davidson, and produced 45,000 ounces of gold, both consistent with annual guidance

•
Sold 119,705 ounces of gold at an average realized price of $1,304 per ounce, in-line with the average London PM Fix for the quarter, for revenues of $156.1 million. Gold production exceeded gold sales with a portion of first quarter production sold subsequent to quarter end

•
Total cash costs[1] of $732 per ounce, all-in sustaining costs ("AISC")[1] of $957 per ounce, and cost of sales of $1,061 per ounce were in line with annual guidance. Total cash costs were 5% lower than the fourth quarter of 2018 and 7% lower than the first quarter of 2018 driven by low cost production growth at Island Gold

•
Reported adjusted net earnings[1] of $10.3 million, or $0.03 per share[1], reflecting adjustments for unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $4.3 million, and other gains totaling $2.2 million

•	Realized net earnings of $16.8 million, or $0.04 per share

•	Generated cash flow from operating activities of $42.4 million ($61.7 million, or $0.16 per share, before changes in working capital1)

•	Ended the quarter with no debt and cash and cash equivalents of $180.6 million

•	Repurchased and canceled 2,565,752 common shares at a cost of $10.6 million, or $4.14 per share under its Normal Course Issuer Bid ("NCIB") announced in December 2018

•
Announced a doubling of the annual dividend, with a $0.01 per share dividend to be paid quarterly in 2019 (up from $0.01 per share semi-annually previously). The first quarterly dividend, paid on March 29, 2019, totaled $3.9 million

•	Received the Operating Permit for the Kirazlı project in Turkey, and has been granted all the major permits required for the start of construction

•	Subsequent to quarter-end, sold non-core royalties to Metalla Royalty & Streaming Ltd. ("Metalla") for proceeds of $8.0 million

.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2019 Management’s Discussion and Analysis

2019 Key Business Developments

Kirazlı Project Permitting
On March 1, 2019, the Company announced it was granted the Operating Permit from the Turkish Department of Energy and Natural Resources allowing for the start of earthworks on the open pit area of the Kirazlı project. The Company expects to spend up to $75 million in 2019 on construction activities. The balance of Kirazlı’s initial capital budget is expected to be invested in 2020.
As outlined in the 2017 feasibility study, Kirazlı has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.  This is expected to bring consolidated production to over 600,000 ounces per year, while significantly lowering the Company’s cost profile.
Normal Course Issuer Bid
On December 24, 2018, a NCIB was initiated permitting Alamos to purchase for cancellation up to 25,513,043 Class A Common Shares (“Common Shares”), representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB over the twelve-month period beginning December 24, 2018 and ending December 23, 2019. In the first quarter of 2019, the Company purchased and canceled 2,565,752 common shares at a cost of $10.6 million, or $4.14 per share.
Quarterly Dividend Program
On February 19, 2019, the Company announced the doubling of its annual dividend from $0.01 paid semi-annually, to $0.01 paid quarterly. This is expected to double the amount of dividends distributed to shareholders from the $7.8 million paid in 2018. The increase in dividends is in line with the Company’s long term capital allocation objective of returning capital to shareholders, and is supported by recent higher gold prices and the Company’s expectation for significant free cash flow growth in 2020 and beyond.
Sale of Non-Core Royalties
In April 2019, the Company sold a portfolio of non-core royalties to Metalla (TSXV:MTA) for proceeds of $8.0 million in Metalla common shares with the right to receive an additional $0.6 million upon Metalla’s exercise of the La Fortuna option. This is expected to result in a pre-tax gain of $8.0 million, which will be recognized in the second quarter of 2019 on closing of the transaction.
The portfolio of 18 royalties being sold are on assets not owned by Alamos. This includes a 2% NSR royalty on the El Realito property, adjacent to the La India mine in Sonora, Mexico and a 1.5% NSR royalty on the Wasamac project, and 1.0% NSR royalty on the Beaufor Mine, both located in Quebec, Canada. The majority of the remaining royalties are on exploration stage properties.  On closing of the transaction, Alamos owned approximately 6.26% of Metalla’s issued and outstanding common shares.
Mineral Reserve and Resource Update
On February 19, 2019, the Company reported a global Mineral Reserve and Resource update. Highlights of the release include the following:

▪
Global Proven and Probable Mineral Reserves of 9.7 million ounces of gold, (199 million tonnes (“mt”) grading 1.51 grams per tonne of gold (“g/t Au”)), down slightly from 9.8 million ounces at the end of 2017 with mining depletion largely offset by increases at Island Gold and Lynn Lake

▪
Island Gold’s Proven and Probable Mineral Reserves increased 14% to 1.0 million ounces of gold, (3.0 mt grading 10.28 g/t Au) net of mining depletion with Mineral Reserve Grades also increasing slightly to 10.28 g/t Au

▪	Lynn Lake’s Proven and Probable Mineral Reserves increased 16% to 1.9 million ounces of gold, (32.0 mt grading 1.83 g/t Au) with the additions to be incorporated into an optimized feasibility study

▪
Global Measured and Indicated Mineral Resources decreased 2% to 7.2 million ounces of gold, (202 mt grading 1.11 g/t Au) reflecting decreases at Mulatos and El Chanate, partially offset by additions at Island Gold and Lynn Lake

▪	Global Inferred Mineral Resources increased 13% to 5.4 million ounces of gold, (129 mt grading 1.31 g/t Au) with grades also increasing 12% driven by substantial additions at Island Gold

▪	Island Gold’s Inferred Mineral Resources increased 73% to 1.6 million ounces of gold, (4.2 mt grading 11.71 g/t Au) with grades also increase 23%

2019 Management’s Discussion and Analysis

Outlook and Strategy

2019 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other (2)	Total
Gold production (000’s ounces)	180-190	150-160	135-145	15-25			480-520
Cost of sales, including amortization (in millions)(4)	$226	$165	$120	$26	—	—	$537
Cost of sales, including amortization ($ per ounce)(4)	$1,220	$1,065	$855	$1,300	—	—	$1,075
Total cash costs ($ per ounce)(1)	$750-790	$820-860	$460-500	$1,200	—	—	$710-750
All-in sustaining costs ($ per ounce)(1)					—	—	$920-960
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$940-980	$860-900	$730-770	$1,200	—	—	—
Amortization costs ($ per ounce)(1)	$450	$225	$375(6)	$100	—	—	$345
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$5	$35-40	—	—	—	$75-85
Growth capital(1)	$45-50	$45-50 (5)	$15-20	—	$75	$35 (2)	$215-230
Total capital expenditures(1)	$80-90	$50-55	$50-60	—	$75	$35	$290-315

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects (excluding Turkey which is separately disclosed).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)	Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million

(6)	Amortization per ounce was updated for Island Gold, reflecting the 2018 Mineral Reserves and Resource Statement released in February 2019.

The Company’s long-term strategic objective is to generate increasing cash flow through low-cost production growth from its existing operations and portfolio of development projects. Since 2014, Alamos has transformed from a single asset producer with 140,000 ounces of annualized production to producing over 500,000 ounces in 2018. This transformational growth has been accomplished while also improving margins through lower operating costs. Looking forward, the Company anticipates a substantial reduction in growth capital in 2020 and beyond and a further reduction in costs, which will lead to strong free cash flow growth.

The Company is on track to achieve 2019 guidance with a strong first quarter performance, including production of 125,300 ounces at lower than budgeted total cash costs of $732 per ounce. The Company expects production and total cash costs to be in a similar range in the second quarter with all-in sustaining costs expected to increase reflecting the timing of sustaining capital spending. Costs are expected to decline in the second half of 2019 driving stronger mine-site free cash flow towards the end of the year.

The near-term focus at Young-Davidson remains on maximizing efficiency from the upper mine infrastructure, while completing development and construction of the lower mine. Gold production in the first quarter of 45,000 ounces and mining rates of 6,540 tpd were consistent with guidance. Young-Davidson is expected to produce between 180,000 to 190,000 ounces in 2019. Total cash costs and mine-site all-in sustaining costs are expected to decrease 6% compared to 2018, driven by higher underground mining rates and grades mined.

As the lower mine expansion nears completion, approximately three months of downtime of the Northgate shaft is required to facilitate the tie-in of the upper and lower mines. Accordingly, and as previously guided, gold production from Young-Davidson is expected to be lower in the first half of 2020. Following completion of the tie-in, underground mining rates are expected to ramp up above 7,500 tpd in the second half of 2020. This is expected to drive annual gold production above 200,000 ounces per year in 2021 and beyond. This production increase combined with declining costs and capital spending, is expected to result in strong free cash flow growth from Young-Davidson starting in the second half of 2020.

Island Gold started the year strong with record quarterly production of 35,600 ounces, up 23% from the previous record set in the fourth quarter of 2018. Further, Island Gold generated $16.6 million in free cash flow in the first quarter, net of all capital and exploration spending, reflecting the high-grade nature of the Island Gold deposit. Island Gold is expected to produce between 135,000 to 145,000 ounces in 2019, a 33% increase from 2018. The increase in production reflects higher grades and throughput with the completion of the Phase I expansion last year. Combined with decreasing costs, Island Gold is expected to generate strong free cash flow growth in 2019, net of a continued significant investment of $19 million in exploration to further expand Mineral Reserves and Resources.

2019 Management’s Discussion and Analysis

The Phase I expansion at Island Gold was completed in 2018, expanding the mill to a design capacity of approximately 1,200 tpd. The current mine infrastructure can support similar mining rates; however, the operation is currently permitted to operate at an average annual rate of 1,100 tpd. With a mine and mill that can support higher throughput rates, the Company is in the process of permitting a Phase II expansion to 1,200 tpd which is expected to be complete by the end of 2019. In parallel, the Company is evaluating a Phase III expansion of the operation beyond 1,200 tpd.

Total production from the Mulatos District was on budget in the first quarter and is expected to be between 150,000 to 160,000 ounces of gold in 2019, consistent with long term guidance provided last year. Mine-site all-in sustaining costs are expected to range between $860 and $900 per ounce, and reflect the end of the 5% royalty which was achieved in March 2019. Construction of the higher grade, high return Cerro Pelon project is advancing on schedule with initial low cost production expected in 2020.

Mining activities ceased at El Chanate in the fourth quarter of 2018 and the operation has transitioned to residual leaching which is anticipated to result in a declining rate of production through 2019. Mine-site all-in sustaining costs are expected to average $1,200 per ounce in 2019, with approximately 25% of those costs having been already incurred.

With the receipt of the Operating Permit at Kirazlı, construction activities will be ramping up through the remainder of the year driving the bulk of development capital spending in 2019. The majority of the remaining development capital spending will be comprised of capitalized exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.

The 2019 global exploration budget is $33 million, with $19 million allocated for exploration at Island Gold. Mulatos and Lynn Lake remain the other two areas of focus with $6 million budgeted for each.

With approximately $580 million of cash and available liquidity, no debt, and growing cash flow from its operations, the Company is well positioned to fund its internal growth initiatives.

2019 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	45,000	41,000
Gold sales (ounces)	43,996	44,790
Financial Review (in millions)
Operating Revenues	$57.4	$59.5
Cost of sales (1)	$56.9	$57.0
Earnings from operations	$0.5	$2.5
Cash provided by operating activities	$22.9	$27.4
Capital expenditures (sustaining) (2)	$10.0	$7.6
Capital expenditures (growth) (2)	$12.3	$15.3
Mine-site free cash flow (2)	$0.6	$4.5
Cost of sales, including amortization per ounce of gold sold (1)	$1,293	$1,273
Total cash costs per ounce of gold sold (2)	$839	$824
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,068	$994
Underground Operations
Tonnes of ore mined	588,634	585,060
Tonnes of ore mined per day ("tpd")	6,540	6,501
Average grade of gold (4)	2.54	2.35
Metres developed	2,900	3,144
Mill Operations
Tonnes of ore processed	609,927	669,287
Tonnes of ore processed per day	6,777	7,437
Average grade of gold (4)	2.47	2.22
Contained ounces milled	48,515	46,193
Average recovery rate	90%	90%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 45,000 ounces of gold, 10% higher than the comparative quarter of 2018, reflecting higher grades mined, partially offset by lower tonnes milled in the quarter. The operation is on track to achieve 2019 production and cost guidance.
Underground mining rates of 6,540 tpd were consistent with the comparative period, and in-line with 2019 guidance. Mining rates are expected to remain at a similar level until the lower-mine tie-in is completed in the first half of 2020. Underground grades mined of 2.54 g/t Au were lower than annual guidance due to mine sequencing but improved 8% relative to the first quarter of 2018.
Mill throughput of 609,927 tonnes, or 6,777 tpd, was lower than the comparative quarter and annual guidance due to deferral of processing frozen low-grade stockpile to warmer months. As the low-grade stockpiles thaw, mill throughput is expected to increase to average 7,800 tpd until the stockpiles are depleted in the third quarter, with mill throughput expected to drop to 6,500 tpd for the remainder of the year. Mill recoveries of 90% in the quarter were in line with guidance.

2019 Management’s Discussion and Analysis

Financial Review
First quarter revenues of $57.4 million were slightly below the prior year quarter, reflecting a lower realized gold price.
Cost of sales, which includes mining and processing costs, royalties, and amortization expense of $56.9 million were consistent with the comparative quarter of 2018, as were underground mining costs of approximately CAD$52 per tonne. Amortization of $454 per ounce was also consistent with the prior year period of $449 per ounce.
Total cash costs of $839 per ounce in the first quarter were consistent with the comparative period, but were above annual guidance as a result of lower grades mined, and higher than anticipated underground maintenance costs.
Mine-site AISC were $1,068 per ounce in the first quarter, up 7% from the first quarter of 2018, reflecting the timing of sustaining capital expenditures. Full year total cash costs and mine-site AISC are both expected to be within 2019 guidance as grades increase and sustaining capital spending decreases throughout the year.
Capital expenditures were $22.3 million in the first quarter. This included $10.0 million of sustaining capital and $12.3 million of growth capital. Major capital spending in the first quarter was focused on lower mine construction and lateral development in the upper and lower mines.
Young-Davidson generated mine-site free cash flow of $0.6 million in the first quarter, lower than the same period of 2018 due to a lower realized gold price and working capital payments. Young-Davidson continues to self-finance the lower mine expansion.

2019 Management’s Discussion and Analysis

Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located 83 kilometres northeast of Wawa, Ontario. The mine comprises 217 patented, leased and staked claims covering 7,926 hectares. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	35,600	28,100
Gold sales (ounces)	33,585	27,503
Financial Review (in millions)
Operating Revenues	$43.8	$36.6
Cost of sales (1)	$28.6	$27.5
Earnings from operations	$15.0	$9.0
Cash provided by operating activities	$29.0	$23.7
Capital expenditures (sustaining) (2)	$5.1	$2.2
Capital expenditures (growth) (2)	$4.2	$8.6
Capital expenditures (capitalized exploration) (2)	$3.1	$3.1
Mine-site free cash flow (2)	$16.6	$9.8
Cost of sales, including amortization per ounce of gold sold (1)	$852	$1,000
Total cash costs per ounce of gold sold (2)	$497	$553
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$649	$633
Underground Operations
Tonnes of ore mined	97,513	84,655
Tonnes of ore mined per day ("tpd")	1,083	941
Average grade of gold (4)	11.40	11.06
Metres developed	1,557	1,555
Mill Operations
Tonnes of ore processed	101,997	82,105
Tonnes of ore processed per day	1,133	912
Average grade of gold (4)	11.11	11.07
Contained ounces milled	36,441	29,224
Average recovery rate	97%	96%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

Island Gold produced a record 35,600 ounces in the first quarter, a 27% increase from the comparative period driven by higher mining and milling rates. The operation achieved record gold production and record free cash flow of $16.6 million, demonstrating the profitability of this high-grade operation.
Underground mining rates increased to 1,083 tpd in the first quarter. This marked a 15% improvement from the first quarter of 2018 as mining rates were increased to match the expanded mill capacity. Underground mining rates are expected to average 1,100 tpd in 2019. Underground grades mined averaged 11.40 g/t Au in the first quarter, in line with guidance.
Mill throughput increased to 1,133 tpd in the first quarter, a 24% increase compared to the prior year quarter, reflecting the completion of the Phase I expansion of the mill in 2018. Milling rates exceeded mining rates, as tonnes mined in the quarter were supplemented with existing surface stockpiles. Mill recoveries were 97% for the first quarter, in line with the prior year and guidance.
Financial Review
Island Gold generated revenues of $43.8 million in the first quarter reflecting record ounces sold. Revenues increased by $7.2 million from the prior year period, or 20% reflecting a 22% increase in ounces sold.

2019 Management’s Discussion and Analysis

Cost of sales, which includes mining and processing costs, royalties, and amortization expense of $28.6 million, were consistent with the comparative period, as more ounces sold were offset by lower mining costs and lower amortization driving down cost of sales per ounce by 15%.
Total cash costs were $497 per ounce in the first quarter, a 10% improvement from the comparative quarter. Higher mining rates in 2019 resulted in lower underground mining costs per tonne. Total cash costs were consistent with guidance, as mining rates and underground grades were in line with budget.
Mine-site AISC of $649 per ounce in the first quarter were below the guidance range of $730 to $770 per ounce, reflecting the timing of sustaining capital. The Company incurred $5.1 million of sustaining capital in the first quarter, or 14% of full year guidance (based on mid-point). Sustaining capital will increase in subsequent quarters of 2019.
Total capital expenditures were $12.4 million in the first quarter, with spending focused on lateral development, mining equipment, and capitalized exploration. Capital spending was comprised of $5.1 million of sustaining capital and $7.3 million of growth capital (inclusive of capitalized exploration).
Island Gold generated mine-site free cash flow of $16.6 million during the first quarter driven by record gold production, strong operating margins, and lower capital spending. Island Gold is expected to generate strong free cash flow in 2019, net of a continued significant investment of $19 million in exploration to further expand Mineral Reserves and Resources.

2019 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions in close proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced 2 million ounces of gold to-date. Having reached the two million ounce threshold in March 2019, the Mulatos mine is no longer subject to a third party royalty on production at Mulatos.
Mulatos Financial and Operational Review

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	38,900	46,000
Gold sales (ounces)	36,089	44,659
Financial Review (in millions)
Operating Revenues	$47.1	$59.6
Cost of sales (1)	$33.8	$43.6
Earnings from operations	$12.4	$12.7
Cash provided by operating activities	$0.6	$16.1
Capital expenditures (sustaining) (2)	$1.0	$0.8
Capital expenditures (growth) (2)	$11.6	$5.3
Capital expenditures (capitalized exploration) (2)	$—	$1.1
Mine-site free cash flow	($12.0)	$8.9
Cost of sales, including amortization per ounce of gold sold (1)	$937	$976
Total cash costs per ounce of gold sold (2)	$743	$786
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$809	$842
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,835,733	2,189,735
Total waste mined - open pit	1,977,839	1,998,605
Total tonnes mined - open pit	3,813,572	4,870,381
Waste-to-ore ratio (operating)	0.51	0.91
Tonnes of ore mined - underground	—	17,623
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,875,556	1,750,471
Average grade of gold processed (5)	0.98	0.84
Contained ounces stacked	59,174	47,358
Mill Operations
Tonnes of high grade ore milled	—	30,389
Average grade of gold processed (5)	—	8.11
Contained ounces milled	—	7,917
Total contained ounces stacked and milled	59,174	55,275
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	66%	83%
Ore crushed per day (tonnes) - combined	20,800	19,800

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
Mulatos produced 38,900 ounces in the first quarter of 2019, in-line with annual guidance. This was down from the prior year period with mining from the San Carlos underground deposit having ceased in the third quarter of 2018. Mulatos is on track to achieve production and cost guidance for the year.
Total tonnes mined in the first quarter were 22% lower than the prior year quarter, due to an unexpected pit slope movement in the fourth quarter of 2018 of the El Salto area of the open pit which temporarily impacted access to the Mulatos pit. The Company is currently mining from both the Mulatos and Victor open pits. In the first quarter, the Company completed pre-stripping of the San Carlos pit and expects to commence mining ore in the second quarter.

2019 Management’s Discussion and Analysis

Total crusher throughput averaged 20,800 tpd for a total of 1,875,556 tonnes stacked in the first quarter at a grade of 0.98 g/t Au. Grades mined were higher than guidance as the Company resequenced mining activities in the Mulatos pit. Grades are expected to normalize to guided levels through the remainder of the year.
The recovery ratio of ounces produced to contained ounces stacked was 66% in the quarter. The Company expects the recovery ratio to average 70% in 2019.
Financial Review
First quarter revenues of $47.1 million were $12.5 million lower than the prior year quarter, primarily due to lower concentrate ounces sold in 2019 with the completion of mining at the San Carlos underground deposit in September of 2018.
Cost of sales, which includes mining and processing costs, royalties, and amortization expense, were $33.8 million in the first quarter, lower than the prior year period due to lower total tonnes mined in the open pit and fewer ounces sold. Amortization of $194 per ounce was in line with the prior year and below guidance.
Total cash costs of $743 per ounce in the first quarter were lower than the prior year quarter, and significantly below guided levels. This outperformance on costs was the result of higher grades stacked in the quarter, a lower operating waste to ore ratio, and low-cost ounces sold from concentrate. During the first quarter, the Company recovered approximately 2,000 ounces in concentrate from the mill that were previously not expected to be recovered and had minimal associated inventory costs. This had the impact of driving total cash costs at Mulatos down significantly in the quarter. The Company does not expect cash costs to remain at these lower levels through the remainder of the year and maintains total cash cost guidance of $820 to $860 for the year.
Mine-site AISC of $809 per ounce in the first quarter were lower than the $842 per ounce reported in the prior year quarter, due to timing of sustaining capital spending and lower cash costs. The Company does not expect mine-site AISC to remain at these lower levels through the remainder of the year, and maintains guidance of $860 to $900 for the year.
Mulatos reported negative free cash-flow of $12.0 million in the first quarter, given higher growth capital spending on construction of Cerro Pelon and San Carlos pre-stripping activities. Mulatos paid the annual mining tax of $4.1 million and did not collect value-added taxes in the first quarter, both of which contributed to the cash out-flow.

2019 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate ceased mining activities in October 2018 and transitioned to residual leaching and therefore only financial metrics have been included in the below table.
El Chanate Financial and Operational Review

	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	5,800	13,800
Gold sales (ounces)	6,035	13,093
Financial Review (in millions)
Operating Revenues	$7.8	$17.4
Cost of sales (1)	$7.7	$16.6
Earnings from operations	$0.1	$0.8
Cash provided by operating activities	$1.2	$1.2
Capital expenditures	$—	$0.1
Mine-site free cash flow (2)	$1.2	$1.1
Cost of sales, including amortization per ounce of gold sold (1)	$1,276	$1,268
Total cash costs per ounce of gold sold (2)	$1,193	$1,176
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,193	$1,191

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
El Chanate produced 5,800 ounces of gold in the first quarter through the residual leaching process, in line with guidance. The Company expects to recover between 15,000 and 25,000 ounces in 2019, and will continue to leach until such time the gold becomes uneconomic to recover.
Financial Review
First quarter revenues of $7.8 million were lower than the prior year quarter due to fewer ounces sold, as mining and stacking ceased in 2018. Total cash costs, and mine-site AISC per ounce were $1,193 for the first quarter were in line with both the prior year period and guidance.
El Chanate generated $1.2 million of mine-site free cash flow in the quarter. The Company expects mine-site free cash flow to remain positive in 2019 before transitioning to reclamation activities.

2019 Management’s Discussion and Analysis

First Quarter 2019 Development Activities

Kirazlı (Çanakkale, Turkey)
The Company has been granted all the major permits required for the start of construction at Kirazlı, as the Company was granted the Operating Permit from the Turkish Department of Energy and Natural Resources in the first quarter of 2019. With the receipt of the Operating Permit, the Company expects to ramp up major construction and earthworks activities, putting initial production from Kirazlı on track by the end of 2020.
The Company finalized several key contracts in the quarter, including the mining services and earthworks contract, which will provide for open pit mining services through the life-of-mine. The Contractor is currently mobilizing to site and expects to start commence stripping the open pit within the next month. In addition, the Company finalized agreements with the construction management contractor, as well as contracts related to the water treatment plant, and other equipment purchases.
The Company spent $2.9 million in the first quarter of 2019, and expects spending to ramp up significantly starting in the second quarter as development activities focus on earthworks, and completion of the water reservoir and power line.
As outlined in the 2017 Feasibility Study, Kirazlı has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.
Mulatos District (Sonora, Mexico)
Cerro Pelon and La Yaqui Grande
The environmental impact assessment (“MIA”) and Change in Land Use permits for Cerro Pelon were received in the fourth quarter of 2018, with construction commencing thereafter. The Company has budgeted $25 million in 2019 for development of the project.
Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit will be trucked to the existing heap leach circuit for crushing and processing. An independent crushing circuit is being transferred from El Chanate that will be dedicated to processing Cerro Pelon ore, thereby providing additional capacity at Mulatos. Cerro Pelon is a higher grade, high return project, and is expected to start contributing low cost production in 2020.

First quarter activities focused on construction of the haulage road from the Cerro Pelon deposit to the main Mulatos deposit, which is approximately 50% complete at the end of the first quarter. In addition, civil works were completed ahead of the crusher installation. Second quarter activities will focus on completion of the haul road and crusher, with pre-stripping expected to commence in the third quarter.

During the first quarter, the Company spent $5.1 million on Cerro Pelon and $0.8 million on La Yaqui Grande. Spending was primarily focused on earthworks related to the haul road and crushing circuit, as well as engineering and other activities to progress La Yaqui Grande.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The Company continues to evaluate value engineering initiatives to enhance the project’s economics from the 12.5% IRR as indicated in the 2017 Feasibility Study. The Company is updating the Feasibility Study which is expected to be completed in mid 2019.
Development spending in the first quarter of $0.7 million was related to project optimization activities. The 2019 capital budget for Lynn Lake is $11 million, including $5 million for development activities and $6 million for exploration. Development spending will be focused on completing the updated Feasibility Study and baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy Federal and Provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.

2019 Management’s Discussion and Analysis

First Quarter 2019 Exploration Activities

Island Gold (Ontario, Canada)
The 2019 exploration program continues to target three main areas within the Island Gold Deposit which extends over two-kilometres along strike. During the first quarter of 2019, the surface and underground exploration drilling programs focused on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources. Drill holes in the Main, Western, and Eastern Extension areas were testing high-grade, east-plunging shoots outside of existing Mineral Reserves and Resources.

The 2019 exploration budget includes 48,000 metres ("m") of surface directional exploration drilling, 30,000 m of underground exploration drilling and 900 m of exploration drift development.

Surface exploration drilling

A total of 12 holes (10,079 m) were completed in the first quarter as part of the directional exploration drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.

Two regional exploration drill holes that were started in the fourth quarter of 2018 were completed during the first quarter of 2019 for a total of 1,119 m. These holes were drilled to test the Goudreau Deformation Zone to the west of the Island Gold Mine.

Underground exploration drilling

During the first quarter of 2019, a total of 2,614 m of underground exploration diamond drilling was completed in 13 holes from the 450 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 93 m of underground exploration drift development was completed on the 840 level during the first quarter of 2019.

Total exploration expenditures were $3.3 million of which $3.1 million was capitalized during the first quarter of 2019.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on earlier stage prospects throughout the wider district.
In the first quarter of 2019, the Company invested $0.9 million in exploration activities within the Mulatos District. Spending in the quarter primarily related to mapping and re-logging, and administrative costs including mineral concession payments. Exploration efforts are expected to ramp up in the second quarter.
Lynn Lake (Manitoba, Canada)
Surface exploration drilling commenced at Lynn Lake during the first quarter of 2019, with a total of 4,585 m drilled in 17 holes. Drill holes were designed to test targets at the MacLellan and Gordon deposits with the objective of expanding Mineral Resources.
The results from the 2018 regional exploration program which included till sampling, mapping, and prospecting have been integrated into the Lynn Lake database. These results are being interpreted in conjunction with the results of the airborne gravity gradiometer ("AGG") and magnetic survey with the objective of generating a pipeline of prospective targets across the Lynn Lake Greenstone Belt. These targets will be the focus of regional exploration programs which will commence in the second quarter of 2019.
Spending in the first quarter totaled $0.9 million. A total of $6.0 million comprised of 19,000 m of drilling is budgeted for the Lynn Lake project in 2019.

2019 Management’s Discussion and Analysis

Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the first quarter of 2019, the Company realized an average gold price of $1,304 per ounce, in line with the average London PM Fix price.
As at March 31, 2019, the Company has 83,925 ounces hedged ensuring an average minimum gold price of $1,285 per ounce and participation up to an average gold price of $1,409 per ounce. The contracts settle throughout 2019.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the first quarter of 2019, the Canadian dollar averaged approximately $1.33 CAD to $1 US dollar compared to $1.32 CAD to $1 USD in the fourth quarter of 2018. The Mexican peso ("MXN") averaged 19.20 MXN to $1 US dollar in the first quarter of 2019 compared to 19.81 MXN to $1 US dollar in the fourth quarter of 2018.

The Company recorded a $0.2 million foreign exchange gain in the first quarter related to translation of the Company's net monetary assets resulting from changes in period-end foreign exchange rates. During the first quarter, the Canadian dollar period end spot price strengthened 1% relative to the US dollar, increasing to $1.33 CAD to $1 US dollar at March 31st compared to $1.36 CAD to $1 USD at December 31, 2018. Similarly, the Mexican peso ("MXN") year end spot price strengthened 1% during the first quarter to 19.41 MXN to $1 US dollar as at March 31st from 19.65 MXN to $1 US dollar at December 31, 2018.

During the quarter, the movement of the CAD and MXN rates also generated a foreign exchange gain of $4.1 million on the revaluation of monetary tax and deferred tax balances, recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $0.3 million in the quarter. The Company applies hedge accounting; accordingly these realized loss and gains have been applied to benefit operating and capital costs at the operating mines, which has improved mine-site all-in sustaining costs for the full year.

2019 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended March 31,
	2019	2018
Gold production (ounces)	125,300	128,900
Gold sales (ounces)	119,705	130,045
Operating Revenues	$156.1	$173.1
Cost of sales(1)	$127.0	$144.7
Earnings from operations	$18.7	$18.5
Net earnings	$16.8	$0.6
Adjusted net earnings (2)	$10.3	$12.3
Earnings per share, basic	$0.04	$0.00
Adjusted earnings per share (2)	$0.03	$0.03
Total assets	$3,262.5	$3,327.5
Total non-current liabilities	537.9	532.5
Cash flow from operations	$42.4	$58.8
Dividends per share, declared and paid	0.01	0.01
Average realized gold price per ounce	$1,304	$1,331
Cost of sales per ounce of gold sold, including amortization (1)	$1,061	$1,113
Total cash costs per ounce of gold sold (2)	$732	$789
All-in sustaining costs per ounce of gold sold (2)	$957	$935

(1) Cost of sales includes mining and processing costs, royalties and amortization.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of First Quarter Financial Results

Operating Revenue
During the first quarter of 2019, the Company sold 119,705 ounces of gold for total revenue of $156.1 million, a decrease of $17.0 million, or 10% compared to the prior year period. This was driven by 8% lower gold sales in the quarter given the timing of shipments at quarter-end, as well as a 2% decrease in the average realized gold price. The Company's realized gold price of $1,304 per ounce was in line with the average London PM fix for the quarter.
Cost of Sales
Cost of sales were $127.0 million in the first quarter of 2019, a decrease of 12% compared to the prior-year period, driven by lower mining and processing costs and lower amortization charges.
Mining and Processing
Mining and processing costs were $82.2 million compared to $96.9 million in the prior-year period. This was due to less ounces sold and lower operating costs at both Island Gold and Mulatos, which drove down total cash costs for the quarter.
Consolidated total cash costs for the quarter were $732 per ounce, compared to $789 in the prior year period. In the current year, the Company increased lower-cost production at Island Gold, which offset declining higher-cost El Chanate production. In addition, total cash costs at Mulatos were significantly lower than guidance as the operation benefited from higher grades mined and unbudgeted production from concentrate.
AISC were $957 per ounce in the quarter, a 2% increase from the prior year period, primarily driven by the timing of sustaining capital spending at Young-Davidson.
Royalties
Royalty expense was $5.4 million in the quarter, consistent with the prior year period of $5.7 million, as higher royalties at Island Gold were offset by lower royalties at Mulatos. Royalty expense is expected to decrease in future quarters having achieved two million ounces of cumulative production at Mulatos, with the operation no longer subject to a third-party 5% royalty.

2019 Management’s Discussion and Analysis

Amortization
Amortization of $39.4 million in the quarter was lower than the prior year period expense of $42.1 million due to less ounces sold. On a per-ounce basis, amortization of $329 was consistent with the prior year period of $324, and consistent with guidance. The Company expects amortization to average $345 per ounce in 2019.
Earnings from Operations
The Company recognized earnings from operations of $18.7 million in the quarter, consistent with the prior year period, as lower gold sales were offset by improved margins in the quarter.
Net Earnings
The Company reported net earnings of $16.8 million in the quarter, compared to $0.6 million in the same period of 2018, mainly driven by the impact of foreign exchange on tax expense. On an adjusted basis, earnings of $10.3 million or $0.03 per share for the quarter were consistent with the prior year period. Adjusted net earnings reflects adjustments for other gains and losses, as well as foreign exchange movements related to the Canadian dollar and Mexican Peso, which generated foreign exchange gains of $4.3 million recorded within both foreign exchange gain and deferred income taxes.
Consolidated Expenses and Other

(in millions)
	Three Months Ended March 31,
	2019	2018
Exploration expense	($1.6)	($3.9)
Corporate and administrative expense	(5.5)	(4.4)
Share-based compensation expense	(3.3)	(1.6)
Finance expense	(0.5)	(0.9)
Foreign exchange gain (loss)	0.2	(1.3)
Other gain (loss)	2.2	(0.7)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expenses incurred in the first quarter of 2019 mainly relate to exploration activities at Mulatos, as the majority of spending at Island Gold was capitalized in the quarter.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs increased from the prior year due to higher personnel costs, and other administrative expenses, but are consistent with annual guidance of $20 million for the year.
Share-based compensation
Share-based compensation expense was $3.3 million in the first quarter. The increase from the prior year period is due to the impact of a higher share on the mark-to-market revaluation of long-term incentive grants. In addition, the Company's annual grant of long-term incentives was completed in the first quarter.
Finance expense
Finance expense was consistent with the prior year period and budget.
Foreign exchange gain
During the quarter, a foreign exchange gain of $0.2 million was recorded as both the Canadian dollar and Mexican peso strengthened by 1% relative to the US dollar.
The Company applies hedge accounting for its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the first quarter, the Company realized a gain of $0.3 million on settled contracts, and a mark-to-market gain on the outstanding hedge position of $4.4 million which was recorded within other comprehensive income.

2019 Management’s Discussion and Analysis

The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gain (loss)
During the first quarter, the Company recorded other gains of $2.2 million compared to a loss of $0.7 million in the prior year period. The first quarter gain primarily relates to an unrealized mark-to-market gain on gold collar contracts.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the first quarter of 2019, the Company recognized a current tax expense of $7.5 million and a deferred tax recovery of $3.7 million, compared to a current tax expense of $8.0 million and a deferred tax expense of $7.0 million in the same period of 2018. Current income tax expense in 2019 was primarily related to income tax and mining taxes in Mexico. The deferred tax expense was primarily driven by changes to foreign exchange rates during the period.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within deferred taxes in the quarter was a $4.1 million recovery (2018 - $9.5 million expense).

2019 Management’s Discussion and Analysis

Financial Condition

	March 31, 2019	December 31, 2018
Current assets	$363.4	$380.0
Current assets decreased compared to the prior year, primarily due to a decrease in cash and cash equivalents resulting from higher capital spending in the quarter, as well as the repurchase and cancellation of $10.6 million of common shares.

Long-term assets	2,899.1	2,885.2	Long-term assets remained consistent with the prior year as capital expenditures in the year were offset by amortization charges.
Total assets	$3,262.5	$3,265.2
Current liabilities	$111.4	$124.9	Current liabilities decreased as trade payables and accrual balances at Young-Davidson and the corporate office were reduced in the period.
Non-current liabilities	537.9	538.0	Non-current financial liabilities remained consistent with the prior period.
Total liabilities	$649.3	$662.9
Shareholders’ equity	$2,613.2	$2,602.3	Shareholders' equity for the period increased as a result of net earnings generated in the period, partially offset by dividends declared and paid and the repurchase and cancellation of common shares.
Total liabilities and equity	$3,262.5	$3,265.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at March 31, 2019, the Company had cash and cash equivalents of $180.6 million and $10.2 million in equity securities compared to $206.0 million and $7.8 million respectively, at December 31, 2018. In addition, the Company has access to an additional $400 million in liquidity through its existing credit facility. In the opinion of management, the Company's liquidity position of $590.8 million at March 31, 2019 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended March 31,
	2019	2018
Cash flow provided by operating activities	$42.4	$58.8
Cash flow used in investing activities	(53.3)	(26.6)
Cash flow used in financing activities	(15.0)	(0.5)
Effect of foreign exchange rates on cash	0.5	(0.7)
Net (decrease) increase in cash	(25.4)	31.0
Cash and cash equivalents, beginning of period	206.0	200.8
Cash and cash equivalents, end of period	$180.6	$231.8
Cash flow provided by operating activities
In the first quarter of 2019, operating activities generated cash flow of $42.4 million compared to $58.8 million in the same period of 2018, a 28% decrease resulting from changes in working capital during the quarter. The negative working capital impact was driven by the timing of gold pours at quarter end, as well as timing of payments. Cash flow provided by operations before working capital and taxes paid was $61.7 million in the first quarter, compared to $62.6 million in the prior year period. Operating cash flow before working capital and taxes paid was consistent with the prior year period as lower ounces sold were offset by improved margins.

2019 Management’s Discussion and Analysis

Cash flow used in investing activities
For the first quarter of 2019, capital expenditures of $53.3 million were consistent with $51.5 million incurred in 2018. In the comparative period, the Company liquidated its investment in AuRico Metals Inc., and Corex Gold for proceeds of $24.9 million.
Cash flow used in financing activities
In the first quarter of 2019, the Company initiated a quarterly dividend (from semi-annual) of $0.01 per share and paid $3.9 million in the quarter, as well incurred $1.1 million related to lease payments.
During the three months ended March 31, 2019, the Company repurchased and cancelled 2,565,752 common shares under the NCIB at a cost of $10.6 million or $4.14 per share.
Credit Facility
In 2018, the Company completed the extension of its existing undrawn revolving credit facility (the "Facility") of $400.0 million to September 20, 2022 from September 20, 2021 at similar terms and conditions to those existing previously. The Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at March 31, 2019, the Company is in compliance with the covenants and the Facility is fully undrawn.

Outstanding Share Data

April 30, 2019
Common shares	388,953,006
Stock options	7,074,781
Deferred share units	815,652
Performance share units	1,071,460
Restricted share units	232,438
398,147,337
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s interim condensed consolidated financial statements for the three months ended March 31, 2019.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

2019 Management’s Discussion and Analysis

Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at March 31, 2019, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.  These option contracts ensure a minimum average realized gold price of $1,285 per ounce and a maximum average realized gold price of $1,409 per ounce, regardless of the movement in gold prices during 2019.

The following gold collar contracts are outstanding as of March 31, 2019:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2019	Collars	83,925	$1,285	$1,409
The fair value of these contracts was an asset of $1.0 million at March 31, 2019 (December 31, 2018 - liability of $0.1 million). The options mature through the remainder of 2019.
For the three months ended March 31, 2019, the Company realized no gains or losses related to the settlement of option contracts (for the three months ended March 31, 2018 - $nil). The Company recorded unrealized gains of $1.0 million for the three months ended March 31, 2019 (for the three months ended March 31, 2018- $nil). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at March 31, 2019, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2019	Collars	270.0	1.30	1.35
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2019	Collars	1,005.0	19.53	22.17
The fair value of these contracts was $nil at March 31, 2019 (December 31, 2018 - liability of $4.7 million). For the three months ended March 31, 2019, the Company recorded realized gains of $0.3 million and unrealized gains of $5.0 million (for the three months ended March 31, 2018 - realized gains of $3.0 million and unrealized losses of $1.4 million).
Fuel contracts
The Company enters into option contracts to economically hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at March 31, 2019, the Company has hedged 2.52 million gallons of diesel at a range of $1.83 to $2.08 per gallon.
For the three months ended March 31, 2019, the Company has an unrealized gain of $0.6 million recorded in accumulated other comprehensive loss related to the fuel hedges.

2019 Management’s Discussion and Analysis

Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Gold ounces produced	125,300	125,600	124,000	126,500	128,900	120,300	107,000	105,900
Gold ounces sold	119,705	131,161	119,401	129,272	130,045	126,786	100,551	104,023
Operating Revenues	$156.1	$163.1	$146.7	$168.9	$173.1	$161.7	$128.8	$131.3
Earnings (loss) from operations	$18.7	($51.3)	$0.6	$9.6	$18.5	$17.1	$20.9	$15.8
Net earnings (loss)	$16.8	($71.5)	$7.2	($8.9)	$0.6	($4.7)	$28.8	$2.4
Earnings (loss) per share, basic	$0.04	($0.18)	$0.02	($0.02)	$—	($0.01)	$0.10	$0.01
Earnings before interest, taxes, depreciation and amortization (1)	$60.5	$43.0	$41.7	$51.9	$58.6	$47.8	$51.1	$50.1
Cash provided by operating activities	$42.4	$47.4	$45.2	$62.5	$58.8	$48.6	$43.4	$51.4
Average realized gold price	$1,304	$1,244	$1,229	$1,307	$1,331	$1,275	$1,281	$1,262

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Operating revenues have overall trended up since Q2 2017 as a result of higher production and a strengthening gold price. The Company acquired Island Gold in the fourth quarter of 2017, increasing production from approximately 100,000 ounces per quarter to over 120,000 ounces per quarter, driving revenues higher. Since the acquisition of Island Gold, quarterly revenues have been consistent, with fluctuations resulting from changes in gold price for the period.
Earnings from operations and cash flow from operating activities have improved since Q2 2017 as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced. Earnings from operations and net income in the fourth quarter of 2018 were impacted by one-time, non-cash items, including a non-cash inventory impairment charge at El Chanate.

2019 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

2019 Management’s Discussion and Analysis

(in millions)
	Three Months Ended March 31,
	2019	2018
Net Earnings	$16.8	$0.6
Adjustments:
Foreign exchange (gain) loss	(0.2)	1.3
Other (gain) loss	(2.2)	0.7
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(4.1)	9.5
Other income and mining tax adjustments (1)	—	0.2
Adjusted net earnings	$10.3	$12.3
Adjusted earnings per share - basic	$0.03	$0.03

(1)	In the first quarter of 2018, this reflects the recognition of previously unrecognized capital losses, and the tax impact on adjusted earnings.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended March 31,
	2019	2018
Cash flow from operating activities	$42.4	$58.8
Add back: Changes in working capital and cash taxes	19.3	3.8
Cash flow from operating activities before changes in working capital and cash taxes	$61.7	$62.6
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended March 31,
	2019	2018
Cash flow from operating activities	$42.4	$58.8
Less: mineral property, plant and equipment expenditures	(53.3)	(51.5)
Company-wide free cash flow	($10.9)	$7.3

2019 Management’s Discussion and Analysis

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$42.4	$58.8
Less: operating cash flow used by non-mine site activity	(11.3)	(9.6)
Cash flow from operating mine-sites	$53.7	$68.4

Mineral property, plant and equipment expenditure	$53.3	$51.5
Less: capital expenditures from development projects, and corporate	(6.0)	(7.4)
Capital expenditure from mine-sites	$47.3	$44.1

Total mine-site free cash flow	$6.4	$24.3

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$22.9	$27.4
Mineral property, plant and equipment expenditure	(22.3)	(22.9)
Mine-site free cash flow	$0.6	$4.5

Mulatos Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$0.6	$16.1
Mineral property, plant and equipment expenditure	(12.6)	(7.2)
Mine-site free cash flow	($12.0)	$8.9

Island Gold Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$29.0	$23.7
Mineral property, plant and equipment expenditure	(12.4)	(13.9)
Mine-site free cash flow	$16.6	$9.8

2019 Management’s Discussion and Analysis

El Chanate Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2019	2018
(in millions)
Cash flow from operating activities	$1.2	$1.2
Mineral property, plant and equipment expenditure	—	(0.1)
Mine-site free cash flow	$1.2	$1.1
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

2019 Management’s Discussion and Analysis

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$82.2	$96.9
Royalties	5.4	5.7
Total cash costs	$87.6	$102.6
Gold ounces sold	119,705	130,045
Total cash costs per ounce	$732	$789

Total cash costs	$87.6	$102.6
Corporate and administrative(1)	5.5	4.4
Sustaining capital expenditures(2)	16.1	10.7
Share-based compensation	3.3	1.6
Sustaining exploration	1.4	1.7
Accretion of decommissioning liabilities	0.6	0.6
Total all-in sustaining costs	$114.5	$121.6
Gold ounces sold	119,705	130,045
All-in sustaining costs per ounce	$957	$935

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended March 31,
	2019	2018
(in millions)
Capital expenditures per cash flow statement	$53.3	$51.5
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.3)	(15.3)
Mulatos	(11.6)	(6.4)
Island Gold	(7.3)	(11.7)
Corporate and other	(6.0)	(7.4)
Sustaining capital expenditures	$16.1	$10.7

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$35.9	$36.0
Royalties	1.0	0.9
Total cash costs	$36.9	$36.9
Gold ounces sold	43,996	44,790
Total cash costs per ounce	$839	$824

Total cash costs	$36.9	$36.9
Sustaining capital expenditures	10.0	7.6
Exploration	0.1	—
Total all-in sustaining costs	$47.0	$44.5
Gold ounces sold	43,996	44,790
Mine-site all-in sustaining costs per ounce	$1,068	$994

2019 Management’s Discussion and Analysis

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$24.5	$31.9
Royalties	2.3	3.2
Total cash costs	$26.8	$35.1
Gold ounces sold	36,089	44,659
Total cash costs per ounce	$743	$786

Total cash costs	$26.8	$35.1
Sustaining capital expenditures	1.0	0.8
Exploration	0.8	1.2
Accretion of decommissioning liabilities	0.6	0.5
Total all-in sustaining costs	$29.2	$37.6
Gold ounces sold	36,089	44,659
Mine-site all-in sustaining costs per ounce	$809	$842

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$14.6	$13.6
Royalties	2.1	1.6
Total cash costs	$16.7	$15.2
Gold ounces sold	33,585	27,503
Total cash costs per ounce	$497	$553

Total cash costs	$16.7	$15.2
Sustaining capital expenditures	5.1	2.2
Total all-in sustaining costs	$21.8	$17.4
Gold ounces sold	33,585	27,503
Mine-site all-in sustaining costs per ounce	$649	$633

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$7.2	$15.4
Total cash costs	$7.2	$15.4
Gold ounces sold	6,035	13,093
Total cash costs per ounce	$1,193	$1,176

Total cash costs	$7.2	$15.4
Sustaining capital expenditures	—	0.1
Accretion of decommissioning liabilities	—	0.1
Total all-in sustaining costs	$7.2	$15.6
Gold ounces sold	6,035	13,093
Mine-site all-in sustaining costs per ounce	$1,193	$1,191

2019 Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended March 31,
	2019	2018
Net earnings	$16.8	$0.6
Add back:
Finance expense	0.5	0.9
Amortization	39.4	42.1
Deferred income tax (recovery) expense	(3.7)	7.0
Current income tax expense	7.5	8.0
EBITDA	$60.5	$58.6
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

Accounting Estimates, Policies and Changes

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three months ended March 31, 2019 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2018, except as listed below.
Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three months ended March 31, 2019 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2018, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three months ended March 31, 2019, and below.

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2019:
The Company has adopted IFRS 16, Leases ("IFRS 16") on January 1, 2019. The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right-of-use" asset and a lease liability calculated using a prescribed methodology. The Company has adopted IFRS 16 using the modified retrospective approach which does not require restatement of comparative periods. Comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”), and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).
Refer to the condensed interim consolidated financial statements for the three months ended March 31, 2019, note 2 for detail on the IFRS 16 accounting policy and transitional disclosure.
The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 had no impact on the condensed consolidated interim financial statements.

2019 Management’s Discussion and Analysis

Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2019. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at March 31, 2019.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting with exception of the implementation of a new ERP system at the Company's Island Gold Mine. The Company implemented the ERP system to improve standardization and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2019 and have concluded that these disclosure controls and procedures were appropriately designed.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words

2019 Management’s Discussion and Analysis

such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Island Gold, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's Annual Information Form for the year ended December 31, 2018 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.